Exhibit 4.1

DESCRIPTION OF SECURITIES

Destination XL Group, Inc. (the “Company,” “us,” “we,” or “our”) currently have one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, our common stock.

Description of Common Stock

The following description of our common stock is not complete.  You should refer to the applicable provisions of our Restated Certificate of Incorporation (“Charter”) and our Fourth Amended and Restated By-Laws (“By-Laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you read our Charter, our By-Laws and the applicable provisions of the Delaware General Corporation Law for additional information.

The Company is currently authorized to issue up to 100,000,000 shares of common stock, par value $0.01 per share.

Dividends

Subject to the prior rights of any series of preferred stock, which may from time to time be outstanding, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of common stock will receive dividends pro rata out of assets that we can legally use to pay distributions, subject to any rights that are granted to the holders of any class or series of preferred stock.

Voting Rights

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders.  Generally, a matter submitted for stockholder action shall be approved if the votes cast “for” the matter exceed the votes cast “against” such matter, unless a greater or different vote is required by statute, any applicable law or regulation, or our Charter or By-Laws. Other than in a contested election where directors are elected by a plurality vote, a director nominee shall be elected to the board by the majority of the votes properly cast at a meeting of stockholders at which a quorum is present.

Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of common stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Restrictions on Alienability of Common Stock

Our Charter contains provisions that generally restrict any person or entity from attempting to purchase our stock, without prior permission from the board of directors, to the extent that such transfer would (i) create or result in an individual or entity becoming a five-percent shareholder of our stock, or (ii) increase the stock ownership percentage of any existing five-percent shareholder. These provisions provide that any transfer that violates such provisions shall be null and void and would require the purported transferee to, upon demand by us, transfer the shares that exceed the five percent limit to an agent designated by us for the purpose of conducting a sale of such excess shares. By requiring prior permission from the board of directors, this restriction attempts to prevent certain future transfers of our capital stock that could adversely affect our ability to utilize our net operating loss carryforwards to reduce our federal income taxes.

Provisions of our Charter and By-Laws That May Have Anti-Takeover Effects

Special Meetings of Stockholders

Our By-Laws provide that, except as otherwise required by law and subject to the rights, if any, of the holders of any series of preferred stock, only our board of directors may call a special meeting of stockholders.

Advance Notice of Director Nominations and Stockholder Proposals

Our By-Laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal, which a stockholder wishes to make at an annual meeting of stockholders. Generally, a stockholder’s notice of a director nomination or proposal will be timely if delivered to our corporate secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting.

Blank Check Preferred Stock

We have shares of preferred stock available for future issuance without stockholder approval, except to the extent holders of preferred stock have a consent right under the terms of their preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of the Company or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our Charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.